Exhibit 21.1

Name of consolidated subsidiary or entity	State or other jurisdiction of incorporation or organization	Date of incorporation or formation (date of acquisition, if applicable)	Attributable interest
Spiral Toys LLC.	State of California	July 11, 2011 (July 1, 2014)	100%

Lexi-Luu Designs Inc. (discontinued 7/1/2014)	The State of Nevada	September 3, 2010 (September 15, 2010)	80%

Spiral Toys LTD	British Columbia	February 27, 2015	100%

Spiral Toys Hong Kong Ltd.	Hong Kong	March 2015	100%